Ad hoc announcement pursuant to Art. 53 LR	Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com https://x.com/novartisnews

FINANCIAL RESULTS | FINANZERGEBNISSE

Novartis continues strong momentum of sales growth with margin expansion, reaches key innovation milestones in 2024

Full year
•	Net sales grew +12% (cc1, +11% USD) with core operating income[1] up +22% (cc, +19% USD)
o	Sales growth driven by continued strong performance from Entresto (+31% cc), Cosentyx (+25% cc), Kesimpta (+49% cc), Kisqali (+49% cc), Pluvicto (+42% cc) and Leqvio (+114% cc)
o	Core operating income margin[1] 38.7%, +330 basis points (cc), mainly driven by higher net sales
•	Operating income grew +55% (cc, +49% USD); net income up +45% (cc, +39% USD)
•	Core EPS[1] grew +24% (cc, +21% USD) to USD 7.81
•	Free cash flow[1] of USD 16.3 billion (+24% USD) driven by higher net cash flows from operating activities

Fourth quarter
•	Net sales grew +16% (cc, +15% USD) with core operating income up +29% (cc, +27% USD)
o	Sales growth driven by continued strong performance from Entresto (+34% cc), Kesimpta (+49% cc), Kisqali (+52% cc), Cosentyx (+24% cc), and Leqvio (+83% cc)
•	Selected innovation milestones:
o	Scemblix FDA accelerated approval for 1L Ph+ CML-CP
o	Kisqali EC approval for HR+/HER2- stage II and III eBC
o	Fabhalta (iptacopan) FDA submission for C3G; priority review granted
o	OAV101 IT Phase III STEER study positive readout in SMA

Dividend, 2025 guidance
•	Dividend of CHF 3.50 per share, an increase of 6.1%, proposed for 2024
•	2025 guidance[2] – Net sales expected to grow mid- to high-single digit and core operating income expected to grow high single to low double-digit

Basel, January 31, 2025 – commenting on Q4 2024 results, Vas Narasimhan, CEO of Novartis, said:
“In our first full year as a pure-play innovative medicines company, Novartis delivered one of the strongest financial performances in our history, growing sales 12% cc and core operating income 22% cc. We also achieved important innovation milestones, including new approvals and readouts for many of the assets that will fuel our growth over the mid- to long-term. With the momentum we are seeing in the business, we expect to continue our strong sales growth with margin expansion in 2025 and we remain on track to deliver on our mid-term guidance. Looking ahead, we are focused on executing against our pipeline, including 15 submission-enabling readouts over the coming years and more than 30 assets with the potential to drive differentiated growth over the long term. We remain balanced in our capital allocation approach and committed to creating sustainable value for shareholders.”

Key figures	Continuing operations[3]
	Q4 2024	Q4 2023	% change		FY 2024	FY 2023	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	13 153	11 423	15	16	50 317	45 440	11	12
Operating income	3 530	2 582	37	39	14 544	9 769	49	55
Net income	2 820	2 638	7	6	11 939	8 572	39	45
EPS (USD)	1.42	1.29	10	10	5.92	4.13	43	49
Free cash flow	3 635	2 141	70		16 253	13 160	24
Core operating income	4 859	3 821	27	29	19 494	16 372	19	22
Core net income	3 933	3 126	26	29	15 755	13 446	17	21
Core EPS (USD)	1.98	1.53	29	33	7.81	6.47	21	24

1. Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 47 of the Condensed Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.    2. Please see detailed guidance assumptions on page 7.
3. As defined on page 35 of the Condensed Financial Report, Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business and the continuing corporate activities, and Discontinued operations include operational results from the Sandoz business.

Strategy

Our focus

In 2023, Novartis completed its transformation into a “pure-play” innovative medicines business. We have a clear focus on four core therapeutic areas (cardiovascular-renal-metabolic, immunology, neuroscience and oncology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies – the US, China, Germany and Japan.

Our priorities

1.	Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2.
Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.

3.	Strengthening foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.

Financials

Following the September 15, 2023, shareholder approval of the spin-off of Sandoz, Novartis reported its consolidated financial statements as “continuing operations” and “discontinued operations.”

Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business and the continuing corporate activities. Discontinued operations include the Sandoz Division and selected portions of corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off.

While the commentary below focuses on continuing operations, we also provide information on discontinued operations.

Continuing operations

Fourth quarter

Net sales were USD 13.2 billion (+15%, +16% cc), with volume contributing 15 percentage points to growth. Generic competition had a negative impact of 1 percentage point and pricing had a positive impact of 2 percentage points, benefiting from revenue deduction adjustments mainly in the US.

Operating income was USD 3.5 billion (+37%, +39% cc), mainly driven by higher net sales, partly offset by higher R&D investments.

Net income was USD 2.8 billion (+7%, +6% cc), mainly driven by higher operating income, partly offset by higher income taxes, mainly resulting from higher income before taxes in the current year and non-recurring tax benefits in the prior year. EPS was USD 1.42 (+10%, +10% cc), benefiting from the lower weighted average number of shares outstanding.

Core operating income was USD 4.9 billion (+27%, +29% cc), mainly driven by higher net sales, partly offset by higher R&D investments. Core operating income margin was 36.9% of net sales, increasing 3.4 percentage points (+3.7 percentage points cc).

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Core net income was USD 3.9 billion (+26%, +29% cc), mainly due to higher core operating income. Core EPS was USD 1.98 (+29%, +33% cc), benefiting from the lower weighted average number of shares outstanding.

Free cash flow from continuing operations amounted to USD 3.6 billion (+70% USD), compared with USD 2.1 billion in the prior-year quarter, driven by higher net cash flows from operating activities from continuing operations.

Full year

Net sales were USD 50.3 billion (+11%, +12% cc), with volume contributing 14 percentage points to growth. Generic competition had a negative impact of 2 percentage points and pricing was flat.

Operating income was USD 14.5 billion (+49%, +55% cc), mainly driven by higher net sales, lower impairments, amortization and restructuring charges, partly offset by prior-year one-time income from legal matters and higher R&D investments.

Net income was USD 11.9 billion (+39%, +45% cc), mainly driven by higher operating income, partly offset by higher income taxes, mainly resulting from higher income before taxes in the current year and non-recurring tax benefits in the prior year. EPS was USD 5.92 (+43%, +49% cc), benefiting from the lower weighted average number of shares outstanding.

Core operating income was USD 19.5 billion (+19%, +22% cc), mainly driven by higher net sales, partly offset by higher R&D investments. Core operating income margin was 38.7% of net sales, increasing 2.7 percentage points (+3.3 percentage points cc).

Core net income was USD 15.8 billion (+17%, +21% cc), mainly due to higher core operating income. Core EPS was USD 7.81 (+21%, +24% cc), benefiting from the lower weighted average number of shares outstanding.

Free cash flow from continuing operations amounted to USD 16.3 billion (+24% USD), compared with USD 13.2 billion in 2023, driven by higher net cash flows from operating activities from continuing operations.

Discontinued operations

Discontinued operations include the Sandoz generic pharmaceuticals and biosimilars division, certain corporate activities attributable to Sandoz and certain other expenses related to the spin-off of the Sandoz business.

Fourth quarter

As the Sandoz spin-off was completed on October 3, 2023, there were no operating results in the fourth quarter of 2024 and 2023 related to discontinued operations. In the fourth quarter of 2023, net income from discontinued operations amounted to USD 5.8 billion, driven by the IFRS Accounting Standards non-cash, non-taxable, net gain on distribution of Sandoz Group AG to Novartis AG shareholders of USD 5.9 billion. For further details see Note 3 “Significant acquisitions of businesses and spin-off of Sandoz business” and Note 11 “Discontinued operations” to the condensed consolidated financial statements.

Full year

As the Sandoz spin-off was completed on October 3, 2023, there were no operating results in 2024 related to discontinued operations. In 2023, discontinued operations net sales were USD 7.4 billion, operating income amounted to USD 265 million and net income from discontinued operations was USD 6.3 billion driven by the IFRS Accounting Standards non-cash, non-taxable, net gain on distribution of Sandoz Group AG to Novartis AG shareholders, which amounted to USD 5.9 billion. For further details see Note 3 “Significant acquisitions of businesses and spin-off of Sandoz business” and Note 11 “Discontinued operations” to the condensed consolidated financial statements.

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Total Company

Fourth quarter

Total Company net income was USD 2.8 billion in 2024, compared with USD 8.5 billion in 2023 and basic EPS was USD 1.42 compared to USD 4.14 in the prior year quarter as the prior year quarter included the IFRS Accounting Standards non-cash, non-taxable, net gain on distribution of Sandoz Group AG to Novartis AG shareholders, which amounted to USD 5.9 billion. Net cash flows from operating activities for total Company amounted to USD 4.2 billion and free cash flow amounted to USD 3.6 billion.

Full year

Total Company net income was USD 11.9 billion in 2024, compared with USD 14.9 billion in 2023 and basic EPS was USD 5.92 compared to USD 7.15 in the prior year as the prior year included the IFRS Accounting Standards non-cash, non-taxable, net gain on distribution of Sandoz Group AG to Novartis AG shareholders, which amounted to USD 5.9 billion. Net cash flows from operating activities for total Company amounted to USD 17.6 billion and free cash flow amounted to USD 16.3 billion.

Q4 key growth drivers

Underpinning our financial results in the quarter is a continued focus on key growth drivers (ranked in order of contribution to Q4 growth) including:

Entresto
(USD 2 180 million, +34% cc) sustained robust, demand-led growth, with increased penetration in the US and Europe following guideline-directed medical therapy in heart failure, and in China and Japan with increased penetration in hypertension

Kesimpta	(USD 950 million, +49% cc) sales grew across all regions reflecting increased demand for a high efficacy product with convenient self-administered dosing
Kisqali
(USD 902 million, +52% cc) sales grew strongly across all regions, including +66% (cc) growth in the US with strong momentum from the recently launched early breast cancer (eBC) indication. Kisqali growth is underpinned by increasing recognition of its overall survival benefit in HR+/HER2- metastatic breast cancer (mBC) as well as Category 1 NCCN Guidelines recommendation in both mBC and eBC

Cosentyx
(USD 1 596 million, +24% cc) sales grew mainly in the US, Europe and emerging growth markets driven by recent launches (including the HS indication and the IV formulation in the US) and volume growth in core indications

Leqvio	(USD 223 million, +83% cc) continued to show steady growth, with a focus on increasing account and patient adoption, and continuing medical education
Scemblix	(USD 207 million, +66% cc) sales grew across all regions demonstrating the continued high unmet need in CML
Pluvicto
(USD 351 million, +28% cc) sales grew in Europe and in the US. With supply now unconstrained, the focus is on increasing share in established RLT sites while opening new sites and referral pathways and initiating new patients

Fabhalta	(USD 57 million) launch continues with a modest ramp in PNH globally and in IgA nephropathy in the US
Jakavi	(USD 487 million, +13% cc) sales grew across all regions driven by strong demand across indications
Tafinlar + Mekinist	(USD 527 million, +10% cc) sales grew mainly in the US, Japan and emerging growth markets driven by increased demand
Lutathera	(USD 190 million, +30% cc) sales grew across all regions due to increased demand and earlier line adoption (within indication) in the US and Japan

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Ilaris	(USD 413 million, +11% cc) sales grew across all regions, led by the US
Xolair	(USD 399 million, +9% cc) grew mainly in emerging growth markets
Emerging growth markets*	Grew +9% (cc) overall. China grew +7% (cc) to USD 0.8 billion, mainly driven by Entresto, Xolair and Kisqali
*All markets except the US, Canada, Western Europe, Japan, Australia, and New Zealand

Net sales of the top 20 brands in the fourth quarter and full year

	Q4 2024	% change		FY 2024	% change
	USD m	USD	cc	USD m	USD	cc
Entresto	2 180	33	34	7 822	30	31
Cosentyx	1 596	22	24	6 141	23	25
Kesimpta	950	48	49	3 224	49	49
Kisqali	902	48	52	3 033	46	49
Promacta/Revolade	583	4	5	2 216	-2	-1
Tafinlar + Mekinist	527	8	10	2 058	7	9
Jakavi	487	10	13	1 936	13	15
Tasigna	411	-8	-6	1 671	-10	-8
Xolair	399	6	9	1 643	12	15
Ilaris	413	10	11	1 509	11	14
Pluvicto	351	29	28	1 392	42	42
Sandostatin Group	306	-3	-1	1 279	-3	-1
Zolgensma	262	-8	-6	1 214	0	2
Lucentis	210	-30	-29	1 044	-29	-28
Leqvio	223	81	83	754	112	114
Lutathera	190	29	30	724	20	20
Exforge Group	159	2	8	703	-1	2
Scemblix	207	66	66	689	67	68
Galvus Group	144	-6	2	602	-13	-6
Diovan Group	140	-5	-2	590	-4	0
Top 20 brands total	10 640	19	21	40 244	18	19

R&D update - key developments from the fourth quarter

New approvals
Scemblix (asciminib)
FDA granted accelerated approval to Scemblix for adult patients with newly diagnosed Philadelphia chromosome-positive chronic myeloid leukemia in chronic phase (Ph+ CML-CP). The FDA also broadened the indication for Scemblix to include adult patients with previously treated Ph+ CML-CP.

Kisqali (ribociclib)
EC approved Kisqali as an adjuvant treatment in combination with an aromatase inhibitor for patients with HR+/HER2- early breast cancer (eBC) at high risk of recurrence regardless of nodal status, nearly doubling the eligible population.

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Regulatory updates
Fabhalta (iptacopan)
Submission for the treatment of C3 glomerulopathy (C3G) was completed in the US, and the FDA granted Priority Review status to Fabhalta in this indication. The FDA also confirmed no need for an Advisory Committee meeting.

Results from ongoing trials and other highlights
OAV101 IT (onasemnogene abeparvovec)
Novartis announced positive topline results from the Phase III STEER study. This pivotal trial assessed the efficacy and safety of investigational intrathecal OAV101 in treatment-naïve patients with spinal muscular atrophy (SMA) Type 2, aged two to less than 18 years who are able to sit but have never walked independently. The study met its primary endpoint showing an increase from baseline across the study population in total Hammersmith Functional Motor Scale - Expanded (HFMSE) scores. HFMSE is a gold standard for SMA-specific assessment of motor ability and disease progression.

Pluvicto (lutetium Lu177 vipivotide tetraxetan)
Final overall survival (OS) analysis in the Phase III PSMAfore study in pre-taxane mCRPC demonstrated an OS hazard ratio less than 1.0 (HR<1.0) in the intent-to-treat (ITT) population unadjusted for cross-over. These results have been shared with the FDA as part of their ongoing review of Pluvicto in this indication.

Kisqali (ribociclib)
Results from an updated analysis of the pivotal Phase III NATALEE trial of Kisqali plus endocrine therapy (ET) in patients with HR+/HER2- stage II and III eBC showed a sustained reduction in distant recurrence of 28.5% compared to ET alone, underscoring Kisqali’s extended efficacy beyond its 3-year treatment duration. No new safety signals were identified. Data presented at SABCS.

In addition, Kisqali was recognized by NCCN Guidelines® as a Category 1 preferred therapy in combination with an aromatase inhibitor for patients with HR+/HER2- eBC. Kisqali is the only Category 1 preferred CDK4/6 inhibitor recommended for both all node-positive disease as well as node-negative disease with high-risk disease characteristics. Kisqali also achieved the highest score (A) on the European Society for Medical Oncology-Magnitude of Clinical Benefit Scale (ESMO-MCBS) for eBC, while maintaining a rating of 5 and 4 in the mBC setting.

In January 2025, Novartis settled compound patent litigation with a generic manufacturer, supporting Kisqali US patent protection until at least Q1 2031.

Scemblix (asciminib)
96-week results from the Phase III ASC4FIRST trial with Scemblix showed sustained superior major molecular response vs. all investigator-selected standard-of-care TKIs (imatinib, nilotinib, dasatinib and bosutinib) and vs. imatinib alone in adult patients with newly diagnosed Ph+ CML-CP. Fewer treatment-related grade ≥3 AEs and half the rate of AEs leading to treatment discontinuation were reported for Scemblix vs. both imatinib and second-generation TKIs. Data presented at ASH.

Fabhalta (iptacopan)
In the Phase III APPEAR-C3G study, patients with C3G treated with oral Fabhalta in addition to supportive care experienced clinically meaningful proteinuria reduction sustained at 12 months. In addition, in the open-label period of the study, proteinuria reduction was seen in participants switched to Fabhalta, and improvement in estimated glomerular filtration rate (eGFR) slope was observed upon Fabhalta initiation compared to patients’ historic rapid decline. Fabhalta continued to show a favorable safety profile. Data presented at ASN.

Selected transactions
Novartis entered into a global license and collaboration agreement with PTC Therapeutics for PTC518, a HTT mRNA splice modulator with the potential to become the first oral disease-modifying therapy for Huntington's disease. Under the agreement, Novartis will assume responsibility for PTC518’s development, manufacturing and commercialization following the completion of the placebo-controlled portion of the ongoing Phase II PIVOT-HD study, expected in H1 2025.

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Novartis acquired Kate Therapeutics, a preclinical-stage biotechnology company focused on developing adeno-associated virus (AAV)-based gene therapies to treat genetically defined neuromuscular diseases. The acquisition will strengthen Novartis’ efforts to advance gene therapies and neuroscience innovation and includes enabling technology platforms and several preclinical therapeutic candidates.

Novartis entered into a worldwide licensing and collaboration agreement with Ratio Therapeutics for a next-generation SSTR2-targeting radiotherapeutic candidate. The collaboration focuses on preclinical research and selection of an SSTR2-targeting development candidate, after which Novartis will lead development, manufacturing and commercialization.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure, and attractive shareholder returns remains a priority.

In 2024, Novartis repurchased a total of 77.5 million shares for USD 8.3 billion on the SIX Swiss Exchange second trading line. These purchases included 68.8 million shares (USD 7.3 billion) under the up-to USD 15 billion share buyback announced in July 2023 (with up to USD 5.4 billion still to be executed). In addition, 8.7 million shares (USD 1.0 billion) were repurchased to mitigate the impact of share deliveries under the equity-based compensation plans for employees. Furthermore, 1.2 million shares (equity value of USD 0.1 billion) were repurchased from employees. In the same period, 9.8 million shares (equity value of USD 1.1 billion) were delivered to employees related to equity-based compensation plans. Consequently, the total number of shares outstanding decreased by 68.9 million versus December 31, 2023. These treasury share transactions resulted in an equity decrease of USD 7.4 billion and a net cash outflow of USD 8.3 billion.

Net debt increased to USD 16.1 billion at December 31, 2024, compared to USD 10.2 billion net debt at December 31, 2023. The increase was mainly due to the free cash flow of USD 16.3 billion being more than offset by the cash outflows for treasury share transactions of USD 8.3 billion, the annual dividend payment of USD 7.6 billion, and net cash outflow for M&A / intangible assets transactions of USD 6.3 billion.

As of Q4 2024, the long-term credit rating for the company is Aa3 with Moody’s Ratings and AA- with S&P Global Ratings.

2025 outlook

Barring unforeseen events; growth vs prior year in cc
Net sales	Expected to grow mid- to high-single digit
Core operating income	Expected to grow high single to low double-digit

Key assumptions:
•	We assume Tasigna, Promacta and Entresto US generic entry mid-2025 for forecasting purposes

Foreign exchange impact

If late-January exchange rates prevail for the remainder of 2025, the foreign exchange impact for the year would be negative 2 percentage points on net sales and negative 3 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

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Annual General Meeting

Dividend Proposal

The Novartis Board of Directors proposes a dividend payment of CHF 3.50 per share for 2024, up 6.1% from CHF 3.30 per share in the prior year, representing the 28th consecutive dividend increase since the creation of Novartis in December 1996. Shareholders will vote on this proposal at the AGM on March 7, 2025.

Reduction in Share Capital

The Novartis Board of Directors proposes to cancel 77 508 630 shares (8 548 613 shares repurchased under the authorization of March 4, 2022, and 68 960 017 shares repurchased under the authorization of March 7, 2023) and to reduce the share capital accordingly by CHF 38.0 million, from CHF 1 073 065 943.53 to CHF 1 035 086 714.83.

Potential Further Share Repurchases

As of December 31, 2024, the remaining available amount under the existing shareholder authority granted at the 2023 AGM is CHF 3.5 billion. To allow for the full execution of the already announced share buyback of up to USD 15 billion and potential additional share buybacks, the Board of Directors proposes that shareholders, in addition to the remaining authorization of CHF 3.5 billion, authorize the Board of Directors to repurchase shares as deemed appropriate from time to time up to CHF 10 billion between the 2025 AGM and 2028 AGM.

Elections of the Board Chair and the Members of the Board of Directors

Dr. Joerg Reinhardt, Dr. Charles Sawyers and Mr. William Winters are not standing for re-election. The Board of Directors and the Executive Committee of Novartis thank them for their many years of valuable service as Chair and members of the Board of Directors.

The Board of Directors proposes the election of Dr. Giovanni Caforio as member of the Board of Directors and Board Chair. Dr. Caforio has had an international career in the healthcare industry spanning more than 35 years, most recently as the Chairman and CEO of Bristol Myers Squibb (BMS).

In addition, the Board of Directors proposes the re-election of the current members of the Board of Directors with the exception of Dr. Reinhardt, Dr. Sawyers and Mr. Winters, and the election of Dr. Elizabeth McNally as a new member of the Board of Directors, each until the end of the next Annual General Meeting.

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Key figures1

Continuing operations[2]	Q4 2024	Q4 2023	% change		FY 2024	FY 2023	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	13 153	11 423	15	16	50 317	45 440	11	12
Operating income	3 530	2 582	37	39	14 544	9 769	49	55
As a % of sales	26.8	22.6			28.9	21.5
Net income	2 820	2 638	7	6	11 939	8 572	39	45
EPS (USD)	1.42	1.29	10	10	5.92	4.13	43	49
Cash flows from operating activities	4 193	2 547	65		17 619	14 220	24
Non-IFRS measures
Free cash flow	3 635	2 141	70		16 253	13 160	24
Core operating income	4 859	3 821	27	29	19 494	16 372	19	22
As a % of sales	36.9	33.5			38.7	36.0
Core net income	3 933	3 126	26	29	15 755	13 446	17	21
Core EPS (USD)	1.98	1.53	29	33	7.81	6.47	21	24

Discontinued operations[2]	Q4 2024	Q4 2023	% change		FY 2024	FY 2023	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales			nm	nm		7 428	nm	nm
Operating income			nm	nm		265	nm	nm
As a % of sales						3.6
Net income		5 842	nm	nm		6 282	nm	nm
Non-IFRS measures
Core operating income			nm	nm		1 185	nm	nm
As a % of sales						16.0
Core net income			nm	nm		889	nm	nm

Total Company	Q4 2024	Q4 2023	% change		FY 2024	FY 2023	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net income	2 820	8 480	nm	nm	11 939	14 854	nm	nm
EPS (USD)	1.42	4.14	nm	nm	5.92	7.15	nm	nm
Cash flows from operating activities	4 193	2 547	nm	nm	17 619	14 458	nm	nm
Non-IFRS measures
Free cash flow	3 635	2 141	nm	nm	16 253	13 179	nm	nm
Core net income	3 933	3 126	nm	nm	15 755	14 335	nm	nm
Core EPS (USD)	1.98	1.53	nm	nm	7.81	6.90	nm	nm

nm= not meaningful

1. Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 47 of the Condensed Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
2. As defined on page 35 of the Condensed Financial Report, Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business and the continuing corporate activities, and Discontinued operations include operational results from the Sandoz business.

Detailed financial results accompanying this press release are included in the Condensed Financial Report at the link below:
https://ml-eu.globenewswire.com/resource/download/dca5e4e6-11a0-4e0c-b7b3-991f432e8407/

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Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “may,” “can,” “will,” “continue,” “ongoing,” “grow,” “launch,” “expect,” “deliver,” “address,” “accelerate,” “deliver,” “scaling,” “guidance,” “outlook,” “long-term,” “priority,” “potential,” “momentum,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding results of ongoing clinical trials; or regarding potential future, pending or announced transactions; regarding potential future sales or earnings; or by discussions of strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; or regarding our capital structure. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. There can be no guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee expected benefits or synergies from the transactions described in this press release will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things: uncertainties concerning global healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding the success of key products, commercial priorities and strategy; uncertainties in the research and development of new products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; uncertainties regarding our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; uncertainties in the development or adoption of potentially transformational digital technologies, including artificial intelligence, and business models; uncertainties surrounding the implementation of our new IT projects and systems; uncertainties regarding potential significant breaches of information security or disruptions of our information technology systems; uncertainties regarding actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this press release; safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major geo- and socio-political developments, including impact of the war in certain parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis.

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About Novartis
Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 250 million people worldwide.

Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.

Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.

Detailed financial results accompanying this press release are included in the condensed financial report at the link below. Additional information is provided on our business and pipeline of selected compounds in late-stage development. A copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.

Novartis issued its 2024 Annual Report today, and it is available at www.novartis.com. Novartis will also file its 2024 Annual Report on Form 20-F with the US Securities and Exchange Commission today, and will post this document on www.novartis.com. Novartis shareholders may receive a hard copy of either of these documents, each of which contains our complete audited financial statements, free of charge, upon request. Novartis also issued its Novartis in Society Integrated Report 2024 today, and it is available at www.novartis.com.

Important dates
March 7, 2025	Annual General Meeting
April 29, 2025	First quarter 2025 results
July 17, 2025	Second quarter & half year 2025 results
October 28, 2025	Third quarter & nine months 2025 results

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